UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 20, 2022

Spring Valley Acquisition Corp.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39736	98-1588588
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2100 McKinney Ave., Suite 1675
Dallas, Texas 75201
(Address of Principal Executive Offices) (Zip Code)

(214) 308-5230

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	SVSVU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	SV	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SVSVW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on December 13, 2021, Spring Valley Acquisition Corp., a Cayman Islands exempted company (“Spring Valley”), Spring Valley Merger Sub, LLC, an Oregon limited liability company (“Merger Sub”), and NuScale Power, LLC, an Oregon limited liability company (“NuScale”), entered into an Agreement and Plan of Merger (as it may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”). The transactions contemplated by the Merger Agreement are referred to herein as the “Proposed Transactions.” On January 7, 2022, Spring Valley filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (No. 333-262053), which contained a preliminary prospectus of the Company and a preliminary proxy statement, for the solicitation of proxies for the vote on the Proposed Transactions and other matters to be presented at the special meeting of Spring Valley shareholders to be held on April 28, 2022 (the “Special Meeting”). On April 7, 2022, the SEC declared the registration statement effective and Spring Valley filed a definitive proxy statement relating to the Special Meeting (the “Proxy Statement”).

On January 27, 2022 and March 7, 2022, respectively, Spring Valley received two demand letters from purported shareholders of Spring Valley claiming certain alleged material omissions in the Proxy Statement.

While Spring Valley believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Proposed Transactions, Spring Valley has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. To the contrary, Spring Valley specifically denies all allegations in the demand letters that any additional disclosure was or is required. Spring Valley believes these purported shareholders’ claims are without merit.

Supplemental Disclosures to the Proxy Statement

The following supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Proxy Statement.

The Proxy Statement is hereby amended as follows:

The following disclosure replaces the first Question and Answer on page 20 of the Proxy Statement.

Q: WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY REDEMPTION RIGHTS?

A: We expect that a U.S. Holder (as defined in “Material United States Federal Income Tax Considerations — U.S. Holders” below) that exercises its redemption rights to receive cash from the Trust Account in exchange for its Public Shares will generally be treated as selling such Public Shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for United States federal income tax purposes depending on the amount of NuScale Corp Common Stock that a U.S. Holder owns or is deemed to own (including through the ownership of NuScale Corp warrants). For a more complete discussion of the United States federal income tax considerations of an exercise of redemption rights, see “Material United States Federal Income Tax Considerations.”

The following disclosure supplements the disclosure on page 104 of the Proxy Statement as the second paragraph under the heading “NuScale LLC Background Prior to its Negotiations with Spring Valley.”

During the summer and fall of 2021, Guggenheim contacted approximately 60 SPACs to see if they had any interest in effecting a business combination with NuScale LLC. Of these SPACs, 14 signed confidentiality agreements with NuScale LLC, 11 met with NuScale LLC management, and two conducted site visits with NuScale LLC. The confidentiality agreement between NuScale LLC and Spring Valley contained customary non-disclosure, non-solicit, standstill and non-use provisions and obligated the parties thereto to protect confidential information thereunder for so long as such information is retained by any such party.

The following is added on page 106 of the Proxy Statemen as the last paragraph under the heading “Negotiation of the Transactions.”

The Merger Agreement requires that NuScale LLC’s officers would continue as officers of NuScale Corp following the Merger. NuScale LLC considered whether to make any adjustments to its officers to add expertise and to ensure compliance with SEC and NYSE exchange requirements, and determined that no adjustments were needed. The Merger Agreement also specifies the size and designees for the board of directors, as described under “Q: HOW WILL THE COMBINED COMPANY BE MANAGED FOLLOWING THE TRANSACTIONS?” The parties and their respective representatives began evaluating potential candidates in December 2021, including the then-existing managers of NuScale LLC, to be elected as directors of NuScale Corp following the Merger. The parties and their representatives assessed candidates for the board of directors, including audit committee members, based on the rules and guidelines promulgated by the SEC and the NYSE regarding independence and diversity, and based on industry and public company director or officer experience. Director candidates were contacted after the announcement of the Transactions on December 14, 2021, and were interviewed over the course of December 2021 through February 2022. In connection with the sale by Fluor of NuScale LLC preferred units to Japan NuScale Innovation, LLC (“JNI”) on April 4, 2022, NuScale LLC and JNI entered into a letter agreement under which JNI may nominate one individual to the NuScale Corp Board, subject to CFIUS approval of the equity sale transaction and acceptance by the NuScale Corp Board’s Nominating & Governance Committee. Fluor is required to vote its Class B Common Stock in NuScale Corp, upon approval by NuScale Corp’s Nominating and Corporate Governance Committee, in favor of electing the JNI nominee. See the section entitled “Certain Relationships and Related Party Transactions — NuScale LLC Related Person Transactions — Secondary Sale to Japan NuScale Innovation, LLC” for further information.

The following disclosure replaces the eight and ninth full paragraphs on pages 112-113 of the Proxy Statement under the heading “Comparable Public Companies.”

The terminal value exit multiple was based on publicly available information obtained for certain established nuclear companies, including BWX Technologies, Inc., Cameco Corporation and Centrus Energy Corp., which Spring Valley’s management believed were appropriate comparable companies for this analysis. Spring Valley’s management calculated NuScale LLC’s terminal value by applying a range of EBITDA multiples of 14.0x to 16.0x (which were consistent with the current calendar year EBITDA multiples for the comparable companies listed above) to NuScale LLC’s estimated 2026 EBITDA of $434.1 million. 2026 EBITDA was selected based on NuScale LLC’s expectation that profitability margins would normalize in that year. The terminal value obtained by applying the midpoint EBITDA multiple of 15x was approximately $1,932.7 million, after applying the 27.5% discount rate. Spring Valley’s management took this discounted terminal value and added NuScale LLC’s discounted estimated free cash flows from 2022 to 2026 to complete the valuation exercise.

This DCF analysis resulted in a range of enterprise values for NuScale LLC of between $2,085.6 million and $2,343.3 million, with a midpoint enterprise value of approximately $2,214.5 million, which compared favorably to the enterprise value of $1,886.0 million implied by the aggregate consideration being paid in the Transactions.

The following disclosure supplements the disclosure on page 106 of the Proxy Statement as the eleventh paragraph under the heading “Negotiation of the Transactions.”

Cowen assisted Spring Valley management with financial analyses of NuScale LLC in connection with the negotiation of the Transactions and the PIPE Investment, including the comparable public company analysis and discounted cash flow analysis (the “DCF”). Cowen will not receive compensation for its role in providing financial analysis services in connection with the Transactions. Cowen and Wells Fargo previously acted as underwriters for the Spring Valley’s Initial Public Offering. In connection with the Initial Public Offering, a portion of the underwriters’ commission was deferred to the closing of the initial business combination (such as the Transactions). Furthermore, Cowen and Guggenheim acted as the lead placement agents for the PIPE Investment and are entitled to a customary fee in connection therewith. Payment of these fees is conditioned upon the successful completion of the Transactions, and will be paid at the closing of the Transactions.

Special Meeting

As previously announced, the Special Meeting will be held at 10:00 a.m., Central Time, on April 28, 2022, at the offices of Kirkland & Ellis LLP located at 609 Main Street, Suite 4700, Houston, TX 77002, and via a virtual meeting at https://www.cstproxy.com/svac/2022, unless the extraordinary general meeting is adjourned. The purpose of the Special Meeting is to vote on certain proposals relating to the previously announced Merger Agreement. All information about the Special Meeting, including the Proxy Statement, is available at https://www.cstproxy.com/svac/2022/.

Important Information and Where to Find It

In connection with the transactions contemplated by the Merger Agreement (the “Proposed Transactions”), Spring Valley has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a proxy statement/prospectus and certain other related documents, which has been distributed to holders of Spring Valley’s Class A ordinary shares in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley shareholders with respect to the Proposed Transactions and other matters as described in the proxy statement/prospectus. Spring Valley mailed a definitive proxy statement/prospectus to the Spring Valley shareholders as of the close of business on March 25, 2022, which is the record date established in connection with Spring Valley’s solicitation of proxies for the vote on the Proposed Transactions and other matters to be presented at the special meeting of Spring Valley shareholders. Spring Valley shareholders and other interested parties are urged to read the definitive proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, NuScale and the Proposed Transactions. Spring Valley shareholders and other interested parties may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley, NuScale and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the Proposed Transactions. Spring Valley shareholders and other interested persons should read the proxy statement/prospectus carefully before making any voting decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with NuScale; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and NuScale’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and NuScale. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Shareholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and NuScale; the amount of redemption requests made by the Spring Valley Shareholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and NuScale to terminate the Merger Agreement; risks related to the rollout of NuScale’s business and the timing of expected business milestones; the effects of competition on NuScale’s business; and those factors discussed in Spring Valley’s registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor NuScale presently know or that Spring Valley and NuScale currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and NuScale’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Spring Valley and NuScale anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and NuScale may elect to update these forward-looking statements at some point in the future, Spring Valley and NuScale specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or NuScale’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    April 20, 2022

SPRING VALLEY ACQUISITION CORP.

By:	/s/ Christopher Sorrells
Name:	Christopher Sorrells
Title:	Chief Executive Officer